UNITED STATES

21002179

MMISSION

PORT

SEC Mail Processing

MAR 02 2021

Washington, DC

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| SEC FILE NUMBER |
|---|
| 8- 66988 |

# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walleye Trading LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2800 Niagara Lane North**
(No. and Street)

| **Plymouth** | **MN** | **55447** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Andrew Carney** **(952) 345-6622**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **220 South Sixth Street** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Andrew Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

CEO

Title

Notary Public

HEIDI LYN MOELLER
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walleye Trading LLC

Statement of Financial Condition

December 31, 2020

## Contents

## Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 25, 2021

# Walleye Trading LLC

## Statement of Financial Condition

December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 164,392 |
| Dividends receivable | | 1,726,504 |
| Securities owned, at fair value (pledged) | | 6,910,443,463 |
| Memberships in exchanges | | 1,275,269 |
| Total assets | $ | 6,913,609,628 |
| | | |
| **Liabilities and members' equity** | | |
| Liabilities: | | |
| Securities sold, not yet purchased, at fair value | $ | 5,294,398,944 |
| Payables to broker, net | | 1,183,831,688 |
| Accounts payable and accrued liabilities | | 48,378,271 |
| Payable to Manager | | 21,013,320 |
| Capital withdrawals payable | | 34,728,176 |
| Subordinated borrowings | | 500,000 |
| Total liabilities | | 6,582,850,399 |
| | | |
| Class A member's equity | | 263,644,978 |
| Class D members' equity | | 67,114,251 |
| Total members' equity | | 330,759,229 |
| Total liabilities and members' equity | $ | 6,913,609,628 |

*See accompanying notes.*

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2020

**1. Organization**

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options and stock market-making firm, engaged in U.S. equity options market-making, interest rate options market-making, index options market-making, and U.S. equity stock market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Capital LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company. Northern Trust Hedge Fund Services LLC (the Administrator) serves as administrator to the Company.

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their respective Supplemental Agreements. Each Class D Member's earnings include a set percentage of profits similar to a manager bonus expense relating to their individual trading strategy. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. This capital and any subsequent contributions as well as any profits with respect thereto are subject to all risks of the Company's business.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. As of December 31, 2020, there were eleven Class D Members.

**2. Significant Accounting Policies**

The Company's Statement of Financial Condition have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

**2. Significant Accounting Policies (continued)**

**New Accounting Pronouncements**

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendment's in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard, the subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. ASU 2016-13 was effective for the Company's fiscal year beginning January 1, 2020, using a modified retrospective approach. The adoption of this guidance is not material to the Company's Statement of Financial Condition.

**Securities Transactions**

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value based on independent third party pricing sources.

Dividends are recorded on the ex-dividend date. Interest income is accrued as earned. Interest expense is incurred on securities financed with the Clearing Broker and on borrowings, and is accounted for on an accrual basis.

**Memberships in Exchanges**

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impaired value.

## 2. Significant Accounting Policies (continued)

### Performance Fees

Performance fees represent amounts paid to non-Class D member traders and third-party sub-advisors for generating trading profits as well as non-trader employee bonuses paid via an employee bonus pool. All such performance fees are recorded on an accrual basis and are included in accounts payable and accrued liabilities on the Statement of Financial Condition.

### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

## 3. Payable to broker, net

Payable to broker, net consists of the following:

| | December 31, 2020 |
|---|---|
| Margin payable, net | $ (1,021,402,254) |
| Unsettled securities transactions payable, net | (141,730,401) |
| Exchange-traded futures – open trade equity | (20,699,033) |
| Total | $ (1,183,831,688) |

The Company conducts business with brokers and dealers that are members of the major securities and commodities exchanges.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

December 31, 2020

## 4. Financial Instruments

### Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2020:

| Assets | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| Securities owned, at fair value (pledged): | | | | |
| Options: | | | | |
| Commodity contracts | $ 121,500 | $ - | $ - | $ 121,500 |
| Credit contracts | 101,580 | - | - | 101,580 |
| Equity contracts | 2,696,791,085 | - | - | 2,696,791,085 |
| Foreign exchange contracts | 4,472,683 | - | - | 4,472,683 |
| Interest rate contracts | 86,077,973 | - | - | 86,077,973 |
| Equities | 3,944,493,624 | 171,042,354 | 82,785 | 4,115,618,763 |
| Warrants | 347,918 | 6,499,175 | 412,786 | 7,259,879 |
| Total assets | $ 6,732,406,363 | $ 177,541,529 | $ 495,571 | $ 6,910,443,463 |

[1] Level 3 securities were not considered significant to the Company.

## 4. Financial Instruments (continued)

| Liabilities | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| Securities sold, not yet purchased, at fair value: | | | | |
| Options: | | | | |
| Commodity contracts | $ 288,114 | $ - | $ - | $ 288,114 |
| Credit contracts | 59,107 | - | - | 59,107 |
| Equity contracts | 3,636,599,104 | - | - | 3,636,599,104 |
| Foreign exchange contracts | 2,041,134 | - | - | 2,041,134 |
| Interest rate contracts | 108,452,504 | - | - | 108,452,504 |
| Equities | 1,545,168,302 | 1,650,863 | 112,504 | 1,546,931,669 |
| Warrants | 26,970 | - | - | 26,970 |
| Corporate bond | - | 342 | - | 342 |
| Total securities sold, not yet purchased, at fair value: | 5,292,635,235 | 1,651,205 | 112,504 | 5,294,398,944 |
| Futures contracts[2] | 20,699,033 | - | - | 20,699,033 |
| Total liabilities | $ 5,313,334,268 | $ 1,651,205 | $ 112,504 | $ 5,315,097,977 |

[1] Level 3 securities were not considered significant to the Company.

[2] Amount is netted on the Statement of Financial Condition and is presented in Payable to broker, net.

Securities owned are pledged to the Clearing Broker on terms that permit them to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in Payable to broker, net at December 31, 2020.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2020, is approximately $1.3 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

**4. Financial Instruments (continued)**

Other financial instruments are recorded by the Company at contract amounts and include Payable to broker, net, and Subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

**5. Income Taxes**

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2020. Generally, the tax authorities can examine any tax returns filed for the last three years.

**6. Related-Party Transactions**

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services (including advisory fees paid to third-party sub-advisors), and other administrative services. The Payable to Manager balance consists of Manager Expenses relating to the Agreement and a non-trader employee bonus pool accrual. At December 31, 2020, the Payable to Manager was approximately $21.0 million on the Statement of Financial Condition.

All of the partners of the Manager are also partners of the Manager's technology affiliate, Walleye Software. Certain partners of the Manager are also partial owners of Deephaven Data Labs ("DDL"), a data management systems provider that provides data management software and services for the Manager and other DDL clients. Certain partners of the Manager serve on the Board of Directors of DDL. The use of affiliated service providers by the Manager on behalf of the Company presents various conflicts of interest including conflicts associated with the selection, retention, and evaluation of the service provider.

**7. Subordinated Borrowings**

During the year ended December 31, 2020, the Company renewed a cash subordination borrowing agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (5.50% at December 31, 2020). No cash movement resulted from the maturity and related renewal of the subordinated borrowings during the year ended December 31, 2020. The subordinated borrowings mature on October 31, 2021.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. It is the Company's intention to renew the subordinated borrowing agreement on November 1, 2021.

**8. Derivative Transactions**

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options and stock market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may trade include, but are not limited to: equity options, commodity options, credit options, foreign exchange options, futures options, and futures contracts. Options on futures are included within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2020, was approximately 2.7 million and 20,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2020, was approximately 2.6 million and 11,000, respectively.

The following tables are intended to provide additional information about the effect of the Derivatives on the Statement of Financial Condition of the Company.

## 8. Derivative Transactions (continued)

| | Number of Contracts and Notional Amounts as of December 31, 2020 | | | |
|---|---|---|---|---|
| Type | Long Contracts | Short Contracts | Long Notional | Short Notional |
| Futures | 7,636 | 16,960 | 1,601,500,236 | 3,796,945,255 |
| Options | | | | |
| Commodity contracts | 7,512 | 2,855 | 5,284,500 | 3,940,250 |
| Credit contracts | 1,804 | 859 | 15,544,700 | 7,140,350 |
| Equity contracts | 2,490,335 | 2,532,673 | 43,933,605,074 | 43,585,354,871 |
| Foreign exchange contracts | 71,392 | 36,188 | 303,642,100 | 114,513,350 |
| Interest rate contracts | 211,523 | 201,750 | 50,816,553,944 | 48,722,201,575 |

Options are included in Securities owned and Securities sold, not yet purchased on the Statement of Financial Condition. Futures are included in Payable to brokers, net on the Statement of Financial Condition. The respective derivative assets and liabilities by category are reflected within Footnote 4.

The Company does not offset derivative assets or derivative liabilities on the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

## 9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

**9. Financial Instruments with Off-Balance Sheet Risk (continued)**

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. Primarily all derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

**10. Net Capital Requirements**

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

As of December 31, 2020, the Company had net capital of $173,202,541, which was $166,253,720 in excess of the required net capital of $6,948,821.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2020, the Company was in compliance with all such requirements.

**11. Indemnifications**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company and an affiliate have entered into a Cross-Affiliate Master Agreement (the CAMA) with its Clearing Broker and its affiliate. The CAMA is a common agreement used in prime brokerage relationships with the primary purpose of reducing margin requirements across multiple entities. Pursuant to the CAMA, the Clearing Broker determines each of the Company's and its affiliate's margin requirements on the basis of the net aggregate position between the Company and its affiliate. In the event of a default by either the Company or its affiliate under the CAMA (or any other agreement with the Clearing Broker), the CAMA provides for cross-default and close-out netting between the Company and its affiliate. Management has not accrued a contingent liability related to the CAMA because management believes an event of default that would trigger

**11. Indemnifications (continued)**

a close-out under the CAMA is remote. Management monitors the likelihood of default on an on-going basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

**12. Other Matters**

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Manager continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees and business partners. In response to the pandemic the Manager implemented remote work arrangements for nearly all of its employees, has restricted business travel and implemented a COVID-19 preparedness plan. To date, with the Company's ability to meet a vast majority of its operational needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial condition; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

**13. Subsequent Events**

The Company has evaluated the impact of events or transactions have occurred subsequent to December 31, 2020, for potential recognition or disclosure and noted there were no items deemed to impact the Statement of Financial Condition as presented herein.

# STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
December 31, 2020
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm